UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For April 9, 2018

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Autonomous City of Buenos Aires, April 9, 2018.

Messrs.

Comisión Nacional de Valores

Bolsas y Mercados Argentinos S.A.

Bolsa de Comercio de Buenos Aires

(Gerencia Técnica y de Valores Negociables)

Mercado Abierto Electrónico S.A.

Ref.: Material Fact – Note ENARGAS ENRG/GDyE/GAL No. 03127 – Financial Statements – Fiscal Year 2017.

Dear Sirs,

I am writing to you in my capacity as Head of Market Relations of  Transportadora de Gas del Sur S.A. (“TGS”), in order to report that on this date TGS was notified of Note ENARGAS ENRG/GAL/GDyE/D N° 02953 dated March 27, 2018 (included as Exhibit I) sent by Ente Nacional Regulador del Gas [the Argentine Natural Gas Regulatory Entity] to the Chairman of Comisión Nacional de Valores [the Argentine Securities and Exchange Commission], a copy of which is attached hereto.

In accordance with the instructions given by the Argentine Securities and Exchange Commission, TGS hereby publishes this Material Fact for disclosure to the stock market.

Best regards,

Hernán Diego Flores Gómez

Head of Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Alejandro M. Basso
	Name:	Alejandro M. Basso
	Title:	Vice President of Administration, Finance and Services

By:	/s/Hernán D. Flores Gómez
	Name:	Hernán Diego Flores Gómez
	Title:	Legal Affairs Vice President

Date: April 9, 2018.

EXHIBIT I

[TRANSLATION]

[The Argentine Emblem]

ENTE NACIONAL REGULADOR DEL GAS

2018- YEAR OF THE CENTENNIAL OF THE UNIVERSITY REFORM

[Argentine Natural Gas Regulatory Entity] (“ENRG”)

[RECEIPT ACKNOWLEDGMENT SEAL] TRANSPORTADORA DE GAS DEL SUR S.A. – LEGAL DEPARTMENT.

APRIL 9, 2018

RECEIPT HEREOF SHALL NOT BE DEEMED AS ACCEPTANCE OF, OR CONSENT TO, THE CONTENTS

NOTE ENRG/ GDyE/ GAL No. 03127

MR. PRESIDENT OF

TRANSPORTADORA DE GAS DEL SUR S.A.

________________________________

Buenos Aires, April 6, 2018

Re: Financial Statements- Fiscal Year 2017

Dear Mr. PRESIDENT,

I am contacting you in order to inform you of Note ENRG/GAL/GDyE/D No. 2953 dated last March 27th addressed to Comisión Nacional de Valores [the Argentine Securities and Exchange Commission], a copy of which is attached hereto.

Yours sincerely,

[Signature] CARLOS A. MORENO

Economy and Performance Manager

ENTE NACIONAL REGULADOR DEL GAS

[The Argentine Emblem]

ENTE NACIONAL REGULADOR DEL GAS

2018- YEAR OF THE CENTENNIAL OF THE UNIVERSITY REFORM

[Argentine Natural Gas Regulatory Entity] (“ENRG”)

NOTE ENRG/ GDyE/ GAL No. 02953

MR. PRESIDENT OF

COMISIÓN NACIONAL DE VALORES

[ARGENTINE SECURITIES AND EXCHANGE COMMISSION]

MARCOS AYERRA

________________________________

Buenos Aires, March 27, 2018

Re: Financial Statements OF TRANSPORTADORA

DE GAS DEL SUR- Fiscal Year 2017

Dear Mr. PRESIDENT,

We are contacting you in relation to the aforementioned financial statements to represent that, due to discrepancies between the criteria applied in the appraisal of fixed assets (property, plant and equipment) for natural gas transportation and distribution rates fixing purposes and [the one applied] in the financial statements, confusing information may arise as regards the future expected profits of Transportadora de Gas del Sur S.A., a company that is subject to the regulation of Comisión Nacional de Valores.

Specifically, the referred discrepancy arises from taking into account the book value without asset revaluation for depreciation calculation purposes, resulting in lower book depreciations than those provided in the cash flows considered for the purposes of fixing rates in the frame of the Integral Tariff Review [Revisión Tarifaria Integral] procedure (“RTI”). Such discrepancy results in originating book operating results higher than those that would arise if the regulatory valuation of such assets was taken into account.

In light of the above, we inform Comisión Nacional de Valores that Ente Nacional Regulador del Gas is currently analyzing a body of rules for regulated companies to apply an accounting policy to fixed assets appraisal so that such assets reflect more adequately the value of the regulatory capital base considered in due course in order to determine their income in the referred RTI.

In the understanding that this circumstance could amount to a material fact for current and prospective investors, we issue this notice so that Comisión Nacional de Valores will take the steps it may deem relevant.

Yours sincerely,

[Three signatures follow]

CARLOS ALBERTO MARÍA CASARES

Director

ENTE NACIONAL REGULADOR DEL GAS

MAURICIO EZEQUIEL ROITMAN

President

ENTE NACIONAL REGULADOR DEL GAS

DIEGO FERNANDO GUICHÓN

Director

ENTE NACIONAL REGULADOR DEL GAS